1
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549 SCHEDULE 13G
(Amendment No. 4)
Under the Securities Exchange Act of
1934

USAir Group, Inc.
(Name of Issuer)

Common Stock $1.00 par value
(Title of Class of Securities)

(CUSIP Number)
911-905-10-7

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number:  911-905-10-7

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
    Tiger Management L.L.C.

2
Check the Appropriate Box if a Member of a
Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:

5  Sole Voting Power:         -0-
6  Shared Voting Power:      9,243,900
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 9,243,900

9
Aggregate Amount Beneficially Owned by Each
    Reporting Person: 9,243,900

10
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares:

11
Percent of Class Represented by Amount in
Row (9): 14.4%

12
Type of Reporting Person:
   IA

Cusip Number:  911-905-10-7

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
   Tiger Performance L.L.C.

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:

5  Sole Voting Power:        -0-
6  Shared Voting Power:      5,633,500
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 5,633,500

9
Aggregate Amount Beneficially Owned by Each
     Reporting Person: 5,633,500

10
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares:

11
Percent of Class Represented by Amount in
Row (9): 8.8%

12
Type of Reporting Person:
   IA

Cusip Number:  911-905-10-7

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
   Panther Partners, L.P

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
   Delaware

5  Sole Voting Power:        -0-
6  Shared Voting Power:      969,400
7  Sole Dispositive Power:   -0-
8  Shared Dispositive Power: 969,400

9
Aggregate Amount Beneficially Owned by Each
Reporting
   Person: 969,400

10
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares:

11
Percent of Class Represented by Amount in
   Row (9):  1.5%

12
Type of Reporting Person:
   IV  PN

Cusip Number:  911-905-10-7

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:
   Panther Management Company, L.P

2
Check the Appropriate Box if a Member of a
Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
   Delaware

5  Sole Voting Power:         -0-
6  Shared Voting Power:      969,400
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power: 969,400

9
Aggregate Amount Beneficially Owned by Each
   Reporting Person: 969,400

10
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares:

11
Percent of Class Represented by Amount in
Row (9): 1.5%

12
Type of Reporting Person:
   IA  PN

Cusip Number:  911-905-10-7

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
   Julian H. Robertson, Jr.

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only

4
Citizenship or Place of Organization:
   U.S

5  Sole Voting Power:        -0-
6  Shared Voting Power:      15,846,800
7  Sole Dispositive Power:   -0-
8  Shared Dispositive Power: 15,846,800

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:
   15,846,800

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
24.7%


12
Type of Reporting Person:
   IN

Item 1(a) USAir Group, Inc.

Item 1(b) 2345 Crystal Drive, Arlington, Virginia
22227

Item 2(a) This statement is filed on behalf of Tiger
Management L.L.C.("TMLLC"), Tiger Performance L.L.C.
("TPLLC"), Panther Partners, L.P. ("Panther") and
Panther Management Company, L.P. ("PMCLP").

Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC, TPLLC and PMCLP.

Item 2(b) The address of each reporting person is
101 Park Avenue, New York, NY  10178

Item 2(c) Incorporated by reference to item (4) of the cover page pertaining to each reporting person.

Item 2(d) Common Stock $1.00 par value

Item 2(e) 911-905-10-7

Item 3 Panther is an investment company registered under Section 8 of the Investment Company Act. Each of TMLLC, TPLLC and PMCLP is an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940.

Item 4 Ownership as of December 31, 1996 is incorporated by reference to items (5) - (9) and
(11) of the cover page pertaining to each reporting person.

Item 5 Not applicable

Item 6 Other persons are know to have the right to receive dividends from or proceeds from the sale of such securities.
The interests of two such persons, The Jaguar Fund
N.V., a Netherlands Antilles corporation, and Tiger, a New York limited partnership, are each more than 5%.

Item 7 Not applicable
Item 8 Not applicable

Item 9     Not applicable

Item 10 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997
TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer

PANTHER PARTNERS, L.P.

By:  Panther Management Company, L.P., its General
Partner By: Panther Management Corporation, its
General Partner /s/  Nolan Altman, Chief
Financial Officer PANTHER MANAGEMENT
COMPANY, L.P.
By:  Panther Management Corporation, its
General Partner

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT
The undersigned agree that this
Amendment No. 4 to Schedule 13G dated
February 12, 1997 relating to shares of
common stock of USAir Group, Inc. shall
be filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer
TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial
Officer




PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner

By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman, Chief Financial
Officer

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner


/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95